Date and Time: September 30, 2011 02:06 PM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**September 30, 2011 02:06 PM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on September 30, 2011 02:06 PM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:	**Name of Company:**
BC0172753	ALDERON RESOURCE CORP.
Name Reservation Number:	**Name Reserved:**
NR1155430	ALDERON IRON ORE CORP.

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

CHANGE OF NAME OF COMPANY

From:	**To:**
ALDERON RESOURCE CORP.	ALDERON IRON ORE CORP.